Spartan Energy Acquisition Corp.
9 West 57th Street, 43rd Floor
New York, NY 10019
(212) 515-3200

June 22, 2018

Mary Beth Breslin

Legal Branch Chief

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Spartan Energy Acquisition Corp. Draft Registration Statement on Form S-1 Submitted on October 27, 2017 CIK No. 0001720990

 Ladies and Gentlemen:

Set forth below are the responses of Spartan Energy Acquisition Corp. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 22, 2017, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001720990, submitted to the Commission on October 27, 2017 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the revised Registration Statement on Form S-1 filed herewith.

Draft Registration Statement on Form S-1 submitted October 27, 2017

Summary

Our Company, page 2

1.	Please add an organizational chart or diagram that clearly illustrates your ownership structure and your shareholders' ownership interests.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 7 in response.

Summary Financial Data, page 24

2.	Please refer to footnotes (1) and (2) to this table. Tell us why actual shareholder’s equity as of October 24, 2017 is a component of “as adjusted” working capital and “as adjusted” total assets. Working capital is generally calculated as current assets minus current liabilities, and total assets should reflect the similarly titled line item on the face of your balance sheet. Please revise these footnotes to better explain how the amounts of “as adjusted” working capital and total assets are calculated. In addition, please make sure all of the footnotes reference the correct line item. For example, there is a reference to a footnote 6 for stockholders' equity but no corresponding footnote number 6. Alternatively, consider removing this column from your Summary Financial Data given that your Capitalization Table already includes "as adjusted" amounts.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 25 in response.

Securities and Exchange Commission

June 22, 2018

Risk Factors, page 25

3.	Please add risk factor disclosure explaining the risks to investors of the cashless exercise of the public stockholders' warrants, including that the decision to require a cashless exercise is solely within the company's discretion and that a cashless exercise results in an investor receiving fewer shares than in a cash exercise scenario.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 52 in response.

The NYSE may delist our securities from trading on its exchange..., page 29

4.	In an appropriate place in your prospectus, please disclose whether you intend to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if you do not maintain your NYSE listing and Exchange Act registration.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19 and 85 to clarify that the Company intends to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if it does not maintain its NYSE listing and Exchange Act registration. The Company advises the Staff that no document requires the Company to do so, and the revised disclosure states such fact.

Management’s Discussion and Analysis of Financial Condition and Results of Operations JOBS Act, page 70

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that neither the Company nor any authorized persons have presented any written communications, as defined in Rule 405, to potential investors in reliance on Section 5(d). If the Company, or anyone authorized by the Company present any such written communications, the Company will supplementally provide such communications to the Staff.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419 Election to Remain an Investor, page 92

6.	Please expand your disclosure in the left column to specify the amount of time that you are required to give investors to consider whether to elect to redeem their shares.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 94 in response.

Securities and Exchange Commission

June 22, 2018

Limitation on Liability and Indemnification of Officers and Directors, page 103

7.	We note your disclosure that your officers and directors have agreed to waive any right, title, interest or claim to any monies in the trust account and that any indemnification provided will only be able to be satisfied with funds outside of the trust account prior to the initial business combination. Please expand your disclosure to clarify whether future officers and directors will be required to agree to such waiver.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 35 and 106 in response.

Principal Stockholders

Transfer of Founder Shares and Private Placement Warrants, page 105

8.	We note that holders of founder shares have (i) agreed to vote any founder shares held by them in favor of the initial business combination, (ii) entered into a written agreement to not propose any amendment to your amended and restated certificate of incorporation that would affect the substance or timing of your obligation to redeem 100% of your public shares if you do not complete your initial business combination within 24 months and (iii) entered into a letter agreement to waive their redemption rights and rights to liquidating distributions. Please clarify here, and elsewhere in the prospectus as appropriate, whether permitted transferees would be subject to the same agreements.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 109 and 136 to clarify that all permitted transferees will be subject to the same agreements.

Certain Relationships and Related Party Transactions, page 107

9.	We note your disclosure on pages 67 and 108 that there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by your sponsor, officers, directors or your or their affiliates in connection with services rendered prior to or in connection with the completion of an initial business combination. We also note your disclosure on pages 21 and 109 that reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination will not be made from the proceeds of this offering held in the trust account. Please revise your disclosure to clarify whether the interest income released for working capital requirements will also cover reimbursements for out-of-pocket expenses.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22 and 112 in response.

Exhibits

10.	We note that each of the exhibits filed to the registration statement refer to Nike Energy Acquisition Corp. Please re-file exhibits relating to you, such as your certificate of incorporation rather than Nike Energy's document currently filed as Exhibit 3.1. Also, if Nike Energy was the prior name of your company, please revise the prospectus accordingly.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the exhibit index in response. The Company advises the Staff that the Company’s use of the name "Nike Energy Acquisition Corp." was temporary and that the Company did not conduct any business under that name. The Company therefore does not believe that its prior name is material to the Company's investors.

Securities and Exchange Commission

June 22, 2018

If you have any further comments or questions relating to the foregoing, please contact Ramey Layne or Brenda Lenahan, both of Vinson & Elkins L.L.P., at (713) 758-4629 and (212) 237-0133, respectively.

Very truly yours,

SPARTAN ENERGY ACQUISITION CORP.

By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer

Enclosures

cc:	Irene Paik, Securities and Exchange Commission
Ramey Layne, Vinson & Elkins L.L.P.
Brenda Lenahan, Vinson & Elkins L.L.P.